

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

July 10, 2020

Frank Slootman
Chief Executive Officer
Snowflake Inc.
450 Concar Drive
San Mateo, CA 94402

> **Re: Snowflake Inc.**
> **Draft Registration Statement on Form S-1**
> **Submitted June 15, 2020**
> **CIK No. 0001640147**

Dear Mr. Slootman:

We have reviewed your draft registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by providing the requested information and either submitting an amended draft registration statement or publicly filing your registration statement on EDGAR. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing the information you provide in response to these comments and your amended draft registration statement or filed registration statement, we may have additional comments.

Draft Registration Statement on Form S-1

Prospectus Summary, page 1

1. Please revise your Prospectus Summary to outline the terms of your dual-class share structure and disclose the material implications of that structure. For example, please disclose that Class B holders will have a greater ability to influence corporate governance matters, such as electing directors and approving material mergers, acquisitions or other business combination transactions, and that Class B holders may take actions that are not in the best interest of your company or your other shareholders, such as investors in this offering. Please also disclose whether you will be a controlled company following this offering under the applicable listing standard and if you will be eligible to rely on any exemptions as a controlled company.

Key Business Metrics, page 52

2.   Your risk factor on page 17 indicates that customer expansion rates and the pricing and quantity of contract renewals could affect your results of operations. Given the risk factor, please tell us what consideration was given to including a discussion of a key metric such as renewal rates for agreements during the periods presented (i.e., the number of annual contracts customers have renewed and declined to renew). In addition, tell us your consideration for disclosing the customers at the end of the period with a breakdown of new and existing clients. Further, please discuss any known trends relating to renewals or new customers, to the extent material. We refer you to Section III.B of SEC Release No. 33-8350.

Management's Discussion and Analysis of Financial Condition and Results of Operations
Results of Operation, page 63

3.   Your capacity arrangements consist of contracts where a customer commits to a certain amount of consumption at specified prices or under on-demand arrangements. Tell us what consideration you gave to separately discussing and analyzing revenue recognized from each of these arrangements. Indicate whether certain customer groups or industries favor a contract type. Further, tell us what consideration you gave to analyzing revenue based on each type of fee charged in these arrangements. That is, explain whether a discussion of the underlying trends or consumption impacting each of the fees charged for storage, compute, and data transfer resources is material information to understanding your revenue. Indicate whether a quantification of a volume measure that drives revenue is relevant to understanding your trends as well as a discussion of changes in your pricing. Explain how daily queries impacts your revenue recognized.

Comparison of the Three Months Ended April 30, 2019 and 2020
Revenue, page 64

4.   Here and in the discussion of your revenue for the Fiscal Years Ended January 31, 2019 and 2020, please explain what you mean by "improved pricing discipline" and quantify its impact on your revenue. Also, please disclose the change in revenue attributable to new and existing customers.

Key Business Metrics, page 74

5.   We note that the net revenue retention rate has decreased for the last three quarters. Please discuss any known trends or uncertainties that you reasonably expect and the factors that have led to the decrease in the net revenue retention rate.

Business, page 84

6.   You disclose that your customers included six of the Fortune 10 and 137 of the Fortune 500. To provide context, please disclose the percentage of revenue for each period that was generated from these customers. Further, disclose the name of Customer A that accounted for 17% and 11% of your total revenue in fiscal years 2019 and 2020, respectively. Disclose the material terms of any agreements with this customer.

Certain Relationships and Related Party Transactions
Investor Rights, Voting, and Co-Sale Agreements, page 124

7.   Please identify the related parties that have certain registration rights, information rights, voting rights, and rights of first refusal under the investor rights agreement.

Notes to Consolidated Financial Statements
Revenue Recognition, page F-14

8.   You disclose that you deliver your platform over the internet as a service and customers choose to consume the platform under two types of capacity arrangements. Additionally, you indicate that you recognize revenue as customers consume compute, storage, and data transfer resources. Please tell us what consideration was given to disaggregating revenue by each arrangements as well as by fees recognized from compute, storage, and data transfer resources. We refer you to ASC 606-10-55-90 and 55-91. In addition, please clarify whether you apply ASC 606-10-32-40 to any of your capacity arrangements. Clarify your disclosures to indicate which optional exemptions you applied under ASC 606-10-50-14 through 50-14A.

9.   You disclose that new customer or customer expansion contracts earned by the Company's sales force are considered incremental and recoverable costs of obtaining a contract with a customer. You also disclose that sales commissions tied to customers' consumption are not considered incremental costs and are expensed immediately. Please clarify whether this new plan applies to both of your capacity agreements. Indicate whether a commission is earned upon origination of the contract occurs in addition to the portion tied to consumption. In addition, please clarify whether a commission is paid to your sales force upon renewal. We refer you to ASC 340-40-35-1.

General

10.   Please supplementally provide us with copies of all written communications, as defined in Rule 405 under the Securities Act, that you, or anyone authorized to do so on your behalf, present to potential investors in reliance on Section 5(d) of the Securities Act, whether or not they retain copies of the communications.

Frank Slootman
Snowflake Inc.
July 10, 2020
Page 4

    You may contact Amanda Kim, Staff Accountant, at (202) 551-3241 or Stephen
Krikorian, Accounting Branch Chief, at (202) 551-3488 if you have questions regarding
comments on the financial statements and related matters. Please contact Matthew Crispino,
Staff Attorney, at (202) 551-3456 or Jan Woo, Legal Branch Chief, at (202) 551-3453 with any
other questions.

                                         Sincerely,

                                         Division of Corporation Finance
                                         Office of Technology

cc: Seth Gottlieb